UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127 - 15 Street N.E., Unit 112

Calgary, Alberta

Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This interim MD&A for the six months ended on April 30, 2021 (the “MD&A”) has been amended to correct inadvertent errors in the chart under subheading “Summary of Outstanding Share Data” on page 12 with regard to the numbers for Convertible debentures and Stock options and RSUs. This MD&A replaces and supersedes the MD&A filed earlier today.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: June 28, 2021	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended April 30, 2021 and 2020*
99.2	Amended Management’s Discussion & Analysis for the three and six months ended April 30, 2021 and 2020
99.3	CEO Certification*
99.4	CFO Certification*

*Incorporated by reference. Originally filed on June 28, 2021